Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a press release dated March 18, 2026 by Xanadu Quantum Technologies Inc. (“Xanadu”) announcing novel quantum algorithms for next-generation battery materials.

Xanadu, the University of Toronto and the National Research Council of Canada Unveil Quantum Algorithms for Lithium-ion Battery Simulations

TORONTO, ON (March 18, 2026) — Xanadu Quantum Technologies Inc. (“Xanadu”), a leading photonic quantum computing company, has today announced a novel quantum computational algorithm to accelerate the discovery and analysis of next-generation battery materials. Published as a pre-print article, Xanadu’s new research, in collaboration with the University of Toronto and the National Research Council of Canada (NRC) as part of the NRC’s Applied Quantum Computing Challenge program, demonstrates how fault-tolerant quantum computers can solve critical challenges to enable the practical application of higher-capacity lithium-excess cathode active materials for lithium batteries.

Resonant Inelastic X-ray scattering (RIXS) is a powerful tool for characterizing how high-capacity batteries degrade over time, a key component for evaluating their predicted performance. However, the lack of accurate simulations of RIXS spectra limits its usefulness for many practical use cases. This new research shows that quantum algorithms can unlock computational simulations that are beyond the reach of classical methods, accelerating the progress towards discovering next-generation battery materials.

Throughout this work, resource requirements have also been reduced so that it can run on early, utility-scale fault tolerant quantum computers. For a classically challenging example, such as the structures predicted to form in Li-rich NMC cathode active materials, the algorithm would require less than 500 logical qubits to run, well within the expected requirements for early fault-tolerant quantum computers.

“The development of high-energy-density batteries is important for driving the energy demands of the future,” said Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “We believe our results position fault-tolerant quantum computing as an essential tool for the battery industry and next-generation battery materials development.”

“I am very excited about the results of our collaboration with Xanadu and the University of Toronto”, said Dr. Yaser Abu-Lebdeh, co-project lead, senior research officer and team lead of the battery materials innovation team at the NRC’s Clean Energy Innovation Research Center. “Through this partnership, we tackled a key challenge in battery research while demonstrating the transformative potential of quantum computing and simulation through advanced quantum algorithms. By combining our deep expertise in battery materials and electrochemical systems here at the NRC with quantum innovation, we’ve taken an important step toward accelerating the development of next-generation battery technologies.”

This research serves as a foundational step toward a quantum-aided pipeline for battery design, providing a pathway to stabilize next-generation materials for more efficient energy storage. As a partnership between the Government of Canada, private industry, and academia, this research demonstrates that quantum dynamics simulations can unravel undiscovered applications of quantum computing, in particular for battery simulations. Discovering algorithms to simulate quantum dynamics as a native application of quantum computers–which are strong candidates for outperforming classical methods–represents a valuable step forward in Xanadu’s mission to build quantum computers that are useful and available to people everywhere.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world's leading quantum hardware and software companies. The company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Press Contact:

press@xanadu.ai

Investor Relations:

investors@xanadu.ai

About the Centre for Quantum Information and Quantum Control (CQIQC)

CQIQC promotes research collaborations in the rapidly evolving interdisciplinary fields of quantum information and quantum control. CQIQC's activities at the University of Toronto encompass the Departments of Chemistry, Physics, Mathematics, Computer Science, Electrical Engineering, and Materials Science. CQIQC funds endowed postdoctoral fellowships and summer student scholarships, organizes conferences, workshops and summer schools, coordinates the development and teaching of graduate courses in quantum science, and runs a seminar series. It also sponsors the biennial John Stewart Bell Prize for Research on Fundamental Issues in Quantum Mechanics and their Applications.

https://cqiqc.physics.utoronto.ca/

About National Research Council of Canada

The NRC partners with Canadian industry to take research impacts from the lab to the marketplace, where people can experience the benefits. This market-driven focus delivers innovation faster, enhances people's lives and addresses some of the world's most pressing problems. We are responsive, creative and uniquely placed to partner with Canadian industry, to invest in strategic R&D programming that will address critical issues for our future.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the ability of fault-tolerant quantum computers to solve critical challenges for lithium-excess cathode active materials for lithium batteries; the potential for quantum algorithms to unlock computational simulations beyond the reach of classical methods; expectations regarding the resource requirements of the algorithm; the positioning of fault-tolerant quantum computing as an essential tool for the battery industry and next-generation battery materials development; the ability of quantum dynamics simulations to unravel undiscovered applications of quantum computing; and expectations regarding the proposed business combination with Crane Harbor, including the expected capitalization of NewCo with approximately US$500 million in gross proceeds; the expected listing of NewCo on the Nasdaq Stock Market and on the Toronto Stock Exchange.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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